Exhibit 3.2





                              COMPUDYNE CORPORATION
                      RESOLUTIONS OF THE BOARD OF DIRECTORS
                       AT A MEETING HELD ON JUNE 30, 2004



        Amendment to the Bylaws
        -----------------------

         RESOLVED, that the Bylaws of the Company be amended by deleting Section 13 of Article III thereof, and by substituting in lieu thereof the text that follows:

               "Section 13. Vacancies. In case there shall be any vacancy on the Board of Directors through death, resignation, removal, disqualification, or other causes except for a vacancy created or resulting from an increase in the number of directors, the remaining Directors, though less than a quorum, by the affirmative vote of a majority thereof, may fill such vacancy and each person so elected a Director shall hold office until the next annual meeting of the shareholders or any special meeting duly called for that purpose and held prior thereto, and until his successor shall be duly elected and qualified. Any vacancy created or resulting from an increase in the number of directors shall be filled by a vote of the shareholders of the Company."

         RESOLVED, that this amendment to the Bylaws is hereby declared to be advisable and in the best interests of the Company and is hereby adopted and approved by the Board of Directors; and

         RESOLVED, that the Chief Financial Officer and the Secretary of the Company are hereby authorized and directed to execute and file on behalf of the Company such documents or instruments as are required to effectuate this amendment under Nevada law and to take such other actions as they consider necessary or appropriate to carry out the foregoing resolutions.